

January 3, 2024

John D. Baker III
Treasurer and Chief Financial Officer
FRP Holdings, Inc.
200 W. Forsyth St., 7th Floor
Jacksonville, FL 32202

       **Re:  FRP Holdings, Inc.**
           **Form 10-K for the year ended December 31, 2022**
           **File No. 001-36769**

Dear John D. Baker III:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                       Sincerely,

                       Division of Corporation Finance
                       Office of Real Estate & Construction